September 15, 2009
VIA EDGAR TRANSMISSION
AND FEDEX
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549

Re:	Brigham Exploration Company’s Registration Statement on Form S-3
(File No. 33-161455)
Dear Mr. Schwall:
          On behalf of Brigham Exploration Company (“Brigham”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”).
          In addition, we have the following responses to the legal comments of the Staff of the Securities and Exchange Commission contained in your letter dated September 10, 2009 to Ben M. Brigham. Our responses are based upon information provided to us by or on behalf of Brigham. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.
Comment No. 1: Calculation of Registration Fee
Please revise your filing to clarify whether the securities underlying the rights are covered by your registration statement.
          Response: Brigham has revised the footnotes to the Calculation of Registration Fee in Amendment No. 1 to provide the requested disclosure.
Comment No. 2: Calculation of Registration Fee
We note that the warrants may represent rights to purchase “equity securities issued by an unaffiliated corporation or other entity and held by the registrant.” It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.

Mr. H. Roger Schwall
September 15, 2009

          Response: Brigham has revised Amendment No. 1 to delete the phrase “or equity securities issued by an unaffiliated corporation or other entity and held by the registrant” from footnote (6) to the Calculation of Registration Fee.
Comment No. 3: Description of Rights, page 21
You state that you may issue rights to purchase debt securities, preferred stock, common stock or “other securities.” Please clarify the nature of such “other securities.”
          Response: Brigham has revised Amendment No. 1 to provide that such “other securities” are those that are being registered on this Registration Statement.
Comment No. 4: Exhibit 5.1
Please obtain and file a revised legality opinion that states, if true, that the depositary shares will be legal, binding obligations of the company.
          Response: Brigham has obtained a revised Exhibit 5.1 stating that the depositary shares will be validly issued, fully paid and nonassessable.
Comment No. 5: Exhibit 5.1
The revised opinion should not suggest that counsel is not qualified to opine on the relevant laws. In this regard, we note that counsel has stated that they are not members of the bar of the States of Delaware or Nevada. We also note the assumption that the laws of the State of Nevada are identical to the law of the State of Texas. Please obtain and file a revised opinion that does not suggest that counsel is not qualified to opine on the relevant laws. In the alternative, obtain and file opinions from counsel qualified to practice in such jurisdictions.
          Response: Brigham has obtained a revised Exhibit 5.1 that does not suggest that counsel is not qualified to opine on the relevant laws.
Comment No. 6: Exhibit 5.1
We also note the statement that counsel’s knowledge of the General Corporation Law of the State of Delaware and the Delaware Revised Uniform Limited Partnership Act is derived from reading those statutes without consideration of any judicial or administrative interpretation thereof. The new or revised opinion(s) should not be limited to only statutory law.
          Response: Brigham has obtained a revised Exhibit 5.1 that is not limited to only statutory law.

Mr. H. Roger Schwall
September 15, 2009

          We are providing courtesy copies of this letter and Amendment No. 1 to Douglas Brown of the Staff.
          Please direct any questions or additional comments regarding Amendment No. 1 and this letter to me at (512) 469-6158.

Very truly yours,
/s/ Kari A. Potts
Kari A. Potts

cc:	Ben M. Brigham Brigham Exploration Company Joe Dannenmaier Thompson & Knight L.L.P.